EXHIBIT 99.2

Management Discussion and Analysis
                           For the six months ended
June 30, 2016

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard”, “GSV” or the “Company”). This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s condensed interim consolidated financial statements and notes for the three and six months ended       June 30, 2016 (the “Financial Statements”) and the Company’s annual information form (the “2015 AIF”), annual management discussion and analysis (the “2015 Annual MD&A”) and annual audited consolidated financial statements (the “2015 Annual Financial Statements”) for the year ended December 31, 2015. The 2015 AIF, 2015 Annual MD&A and 2015 Annual Financial Statements are collectively referred to as the “2015 Annual Filings”.

All information contained in this MD&A is current as of August 15, 2016 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com.  The date of this MD&A is      August 15, 2016.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements and forward looking information.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements or forward-looking information, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -2-

Forward-looking statements and forward-looking information contained or incorporated by reference in this MD&A may relate to the Company’s future financial condition, results of operations, plans, objectives, performance or business developments including, among other things, exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s exploration and evaluation assets, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire resources and/or reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof. Forward-looking statements and forward looking-information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements and information, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various estimates and assumptions set forth herein and in the 2015 AIF or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with the Company’s current expectations; (3) the viability, permitting, access, exploration and development of the Railroad-Pinion Project including, but not limited to, the establishment of resources being consistent with the Company’s current expectations; (4) political developments in the United States and the State of Nevada including, without limitation, the implementation of  new mining laws and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity, water and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration programs on the Railroad-Pinion Project being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) the availability and timing of additional financing being consistent with the Company’s current expectations.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and forward-looking information. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of resources and/or reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements or forward-looking information made by, or on behalf of, the Company. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Forward-looking statements and forward-looking information are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements and forward-looking information made or incorporated by reference in this MD&A are qualified by these cautionary statements and those made in our other filings with applicable securities regulators in Canada including, but not limited to, the Financial Statements and 2015 Annual Filings. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements or forward-looking information in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements and forward-looking information, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements and forward-looking information, except to the extent required by applicable law.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -3-

The forward looking statements and forward-looking information contained herein are based on information available as of August 15, 2016.

Cautionary Notes Regarding Resource Estimates

This MD&A includes references to the existence of Indicated and/or Inferred mineral resources at the Company’s Pinion and Dark Star Deposits. The Company cautions that indicated and inferred mineral resources are not mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Although it is reasonably expected that the majority of the Inferred resources could be upgraded to Indicated resources with continued exploration, readers are cautioned not to assume that all or any part of the Inferred resources exist, or that they can be mined legally or economically. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

All resource estimates reported by the Company were calculated in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U.S. Securities Act of 1933. In particular, under U.S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this MD&A containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

Overall Performance

Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States.

The Company's flagship property is the Railroad-Pinion project located in Elko County, Nevada (the “Railroad-Pinion Project”). The Railroad-Pinion Project is an early to intermediate stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada.  The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for the formation of Carlin style gold deposits. The Railroad-Pinion Project is centered on the fourth and southern most dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project straddles the Pinon Range in the Railroad Mining District of northeastern Nevada and consists of a significant and largely contiguous land position totaling approximately 31,044 gross acres (12,563 gross hectares) and 29,041 net acres (11,752 net hectares) of land in Elko County, Nevada.  As of June 30, 2016, Gold Standard owns or has an option on the ownership of a total of 16,439 gross acres (6,652 gross hectares) of subsurface mineral rights in the form of patented and unpatented mineral lodes (claims) and 14,605 gross acres (5,910 gross hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of surface use agreements and mining/mineral lease agreements. Gold Standard holds an interest in the subsurface mineral rights for the private lands that ranges from 49.2% to 100% for a total of 12,986 acres (5,255 hectares) including fee mineral and patented lode mineral claims. The Company is pursuing the minority interest for a number of parcels where it holds less than a 100% interest.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -4-

Characterized by fragmented land ownership, the Company has focused on consolidating the Railroad District under its common ownership and/or control since 2010. On March 5, 2014, the Company acquired the remaining percentage interests in certain strategic sections of land located within the Railroad and Pinion districts (the “Pinion Acquisition”), including Pinion Section 27 which hosts the bulk of the Pinion gold deposit (the “Pinion Deposit”), from Scorpio Gold (US) Corporation (“Scorpio”) thus completing the consolidation of the Railroad District and the “fourth window” of the Carlin Trend under the Company's ownership and/or control. See "Railroad-Pinion Project - Pinion Deposit" below. In December 2014, the Company entered into separate option-to-purchase agreements to acquire, in the aggregate, an additional 866 net hectares (2,140 net acres) of land at the southern end of the Railroad-Pinion Project area including effective ownership and control of two additional gold occurrences in close proximity to the Pinion Deposit, being the Dark Star Deposit and Dixie prospect. The total cost of these acquisitions was less than US$163,000 in the first year and is about US$65,000 annually thereafter.  See "Railroad-Pinion Project – Dark Star Deposit" below.

During the year ended December 31, 2015, the Company dropped its remaining interests in the Safford-CVN and East Bailey projects (collectively the “CVN Project”) and East Camp Douglas project (the “Camp Douglas Project”) located in north central Nevada, both early stage gold exploration projects, and terminated all underlying lease agreements due to poor market conditions in order to conserve cash and focus exclusively on advancing the Railroad-Pinion Project. See "Exploration Activities - CVN and Camp Douglas Projects" below.

Exploration activities

Railroad-Pinion Project

During 2015, the Company completed multi-phase RC drill programs totaling 46,732 feet (14,244 metres) at the Pinion and Dark Star Deposits along with 5 core holes totaling 6,115 feet (1,864 metres) at Dark Star and North Bullion.

Phase 1 drilling at Pinion and Dark Star during June and July, 2015, was designed to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the 2014 program and involved 4,912 metres of RC drilling in 14 holes, of which 9 holes were completed at Pinion and 5 holes totaling 5,145 feet (1,568 metres) were completed at Dark Star.

Phase 2 drilling at Pinion, completed between September and early December, 2015, was designed to test five oxide resource expansion targets and totaled 19,900 feet (6,066 metres) of RC drilling in 15 holes. All intercepts were contained within oxidized and altered multilithic, dissolution collapse breccia, the principal Pinion Deposit host rock, and all intercepts were obtained outside of the boundaries of the 2014 maiden Pinion resource.  See "Railroad-Pinion Project - Pinion Deposit" below.

The Phase 1 drilling at Dark Star yielded gold mineralization up to 100 metres to the north of historic drilling and the 2015 maiden Dark Star resource. The Phase 2 drilling at Dark Star was completed during October through December, 2015 and comprised 7 RC holes for a total of 10,015 feet (3,053 metres), plus 1 diamond (core) drill hole for 1,402 feet (427 metres). The Phase 2 RC drilling program resulted in a new oxide gold discovery in Pennsylvanian-Permian calcareous and siliciclastic rocks approximately 500 metres north of the maiden Dark Star resource.  See "Railroad-Pinion Project – Dark Star Deposit" below.

Based upon the results of drilling at Pinion during late 2014 and throughout 2015, APEX Geoscience Ltd. (“APEX”), of Edmonton, Alberta constructed a resource update for Pinion in early 2016 (see news release dated March 15, 2016) including an “indicated” mineral resource of 31.61 million tonnes at a grade of 0.62 g/t Au totaling 630,300 ounces of gold (representing an approximate 49% increase in gold versus the 2014 maiden Pinion resource) and a revised “inferred” resource of 61.08 million tonnes at a grade of 0.55 g/t Au totaling 1,081,300 ounces of gold (representing an approximate 6% increase in gold versus the 2014 maiden Pinion resource). The updated Pinion resource also included an “inferred” silver resource comprised of 92.69 million tonnes at an average grade of 4.16 g/t Ag totaling 12,401,600 ounces of silver representing a nearly 32% increase in silver versus the 2014 maiden Pinion resource.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -5-

The 2015 drill program at North Bullion consisted of 4 holes (1,437 metres core and 214 metres RC) designed to test west-northwest and north extensions of the lower breccia-hosted gold zone discovered by the Company in 2012. Two of three holes at North Bullion returned significant intercepts that expand the known gold mineralization to the northwest and the fourth hole was lost before testing its intended target.

The Company incurred exploration expenditures for the Railroad-Pinion Project totalling $8,270,739 in 2015.

In February 2016, the Company announced its plans for the 2016 exploration program at the Railroad-Pinion Project. The program is expected to cost US$13.4 million and will include approximately 43,000 metres of reverse-circulation and core drilling in a total of 100 holes with the majority of the drilling focused at the Dark Star and Pinion Deposits.  See “Railroad-Pinion Project – Recommended Exploration Program” below.

In April 2016, the Company entered into a mining lease with option to purchase agreement to lease a 100% right in certain unpatented lode mining claims in Elko County, Nevada for a primary period of 10 years. These claims are located south of the Company’s Dark Star Deposit. The Company paid US$250,000 upon execution of the agreement and is required to make annual lease payments of US$8,000 on the first anniversary and then increasing to US$20,000 in years six to nine. The Company has the option to purchase the property for US$500,000. The lease agreement is subject to a 3% NSR with a buy-down option of 1% for US$1,000,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$22,000.

During the first three months for 2016, the Company focused on assessing 2015 drilling data from Dark Star, Pinion and North Bullion; completing an NI 43-101 technical report for the Railroad-Pinion Project; completing a resource estimate update for the Pinion Deposit; continuing metallurgical test work for the Pinion Deposit; and, designing the 2016 exploration program for the Railroad-Pinion Project.  During the second quarter of 2016, the Company was focused on filing the NI 43-101 updated resource report on the oxide gold Pinion Deposit; the commencement of drilling at Pinion, North Bullion and Dark Star; assessing metallurgical characterization results from bottle roll tests at Pinion; detailed geologic mapping at Dark Star; and interpretation of newly acquired CSAMT geophysical data at Dark Star.

Cumulative acquisition and deferred exploration expenses for the Railroad-Pinion Project as of June 30, 2016, totalled $80,292,241. See “Results of Operations – Summary of Exploration Activities” below.

As of the date of this MD&A, the Railroad-Pinion Project is the Company's sole material property for the purposes of NI 43-101.

CVN and Camp Douglas Projects

During fiscal 2015, the Company terminated all underlying lease agreements related to the CVN and Camp Douglas Projects in order to conserve cash. As a result, the Company wrote off its remaining interests in the CVN and Camp Douglas Projects for the year ended December 31, 2015 in the amounts of $370,019 and $533,063, respectively.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -6-

Corporate activities

In early February 2015, the Company completed an underwritten public offering of 19,032,000 common shares at a price of US$0.47 (equivalent to $0.5854) per share for proceeds of $9,854,637 net of cash commissions and expenses of $1,287,305 (the “2015 Public Offering”). The net proceeds were used to fund the balance of the purchase price due to Scorpio under the Pinion Acquisition, fund additional exploration of the Company's Railroad-Pinion Project, satisfy the Company’s then working capital deficiency and pay for general corporate and working capital expenditures. See “Liquidity, Financial Position and Capital Resources” and “Use of Proceeds from 2015 Public Offering, 2015 Private Placement and 2016 Private Placement” below.

In February 2015, the Company also granted 600,000 stock options exercisable at $0.63 per share for a period of three years and 75,000 stock options exercisable at $0.63 per share for a period of five years. The Company also cancelled 356,000 stock options with a weighted average exercise price of $1.16 per share expiring from April 5, 2016 to September 12, 2019.

In May 2015, the Company completed a private placement with a wholly-owned subsidiary of OceanaGold Corporation (TSX/ASX/NZX:OGC) ("OceanaGold") pursuant to which the Company sold a total of 24,997,661 common shares at $0.65 per share to OceanaGold for proceeds of $15,335,280 net of cash commissions and expenses of $913,199 (the “2015 Private Placement”). The net proceeds from the 2015 Private Placement are being used to further advance the Company’s Railroad-Pinion Project and for general corporate and working capital purposes.

It is a term of OceanaGold’s subscription agreement that as long as OceanaGold beneficially owns not less than 9.9% of the issued and outstanding common shares of the Company, OceanaGold will be entitled to the following rights:

•	the right to request the formation of a technical committee of the Company consisting of at least four members with the appointment of one representative by OceanaGold;

•
the right to participate in any future equity financings of the Company in order to (i) maintain its then equity ownership interest in the Company; and/or (ii) increase its equity ownership interest to a maximum of 19.9% of the then issued and outstanding common shares of the Company (the “Oceana Participation Right”); and

•
a right of first refusal to match any third party offers regarding a tolling arrangement or a non-equity financing for the purpose of funding the future exploration and development of any assets of the Company.

In turn, OceanaGold has agreed to abstain from voting its common shares of the Company for a period of 18 months after closing, subject to OceanaGold's right, in its sole discretion, to vote any or all of its shares from time to time in accordance with the recommendations of the Company's Board or management.  As a result of and immediately following the 2015 Private Placement OceanaGold beneficially owned approximately 14.9% of the then issued and outstanding shares of the Company.

In July 2015, 1,305,000 stock options with an exercise price of $0.65 expired unexercised.

In October 2015, 200,000 stock options with an exercise price of $0.82 expired unexercised.

In November 2015, the Company granted 3,650,000 stock options exercisable at $0.73 per share for a period of five years to directors, executive officers, employees and consultants of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -7-

On February 9 and 12, 2016, the Company completed a private placement of 29,931,931 Common Shares at a price of $1.00 per share (the “2016 Private Placement”) for proceeds of $28,308,914 net of finders’ fees and expenses of $1,623,017 with Goldcorp Inc. (TSX/NYSE:G) (“Goldcorp”) and OceanaGold. Goldcorp purchased a total of 16,100,000 Common Shares for an aggregate purchase price of $16,100,000 and OceanaGold exercised its Oceana Participation Right to increase its equity ownership interest to 19.9% by purchasing an additional 13,831,931 Common Shares for a total of $13,831,931.

It is a term of Goldcorp’s subscription agreement that as long as Goldcorp owns not less than 7.5% of the issued and outstanding Common Shares of the Company Goldcorp shall be entitled to:

•
receive monthly exploration reports updating the status of the Company’s work programs on its mineral properties including reasonable access to the Company’s scientific and technical data, work plans and programs, and technical personnel from time to time; and

•	participate in any future equity financings of the Company in order to:

(i)	maintain its then equity ownership interest in the Company; and/or

(ii)
increase its equity ownership interest to a maximum of 19.9% of the then issued and outstanding common shares of the Company, provided that the purchase price per common share under such equity financing (a “Subsequent Financing”) shall be equal to the volume weighted average price of the common shares on the TSX Venture Exchange (“TSXV”) for the 20 trading days immediately preceding the date of the Company’s public announcement of such financing plus 4%.

Goldcorp is subject to standstill restrictions prohibiting Goldcorp, subject to certain terminating events, from making a takeover bid or tender offer or entering into any agreement, arrangement or understanding or submitting a proposal for, or offer of (with or without conditions) any business combination or extraordinary transaction involving the Company or any affiliate of the Company or any of their respective securities or assets for a period of one year from the closing of the 2016 Private Placement or, in the event of a Subsequent Financing, one year from the closing of the Subsequent Financing.

In addition, for so long as Goldcorp beneficially owns not less than 7.5% of the issued and outstanding common shares of the Company (on an undiluted basis), Goldcorp must give the Company prior written notice of its intention to sell more than one (1%) percent of the Company’s then issued and outstanding common shares in any 30 day period and, upon receipt of such notice, the Company shall have five business days to purchase or designate the purchasers of all or any part of such shares, failing which Goldcorp may thereafter sell any remaining shares for an additional 30 days.  OceanaGold agreed to a similar restriction with respect to any sales of its common shares of the Company exceeding more than one (1%) percent of the Company’s then issued and outstanding common shares in any 30 day period in conjunction with its exercise of the Oceana Participation Right under the 2016 Private Placement.

As a result of and immediately following the 2016 Private Placement, Goldcorp and OceanaGold beneficially owned approximately 8.14% and 19.9%, respectively, of the then issued and outstanding shares of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -8-

The net proceeds of the 2016 Private Placement will be used to further advance the Company’s Railroad-Pinion Project and for general corporate and working capital purposes. See “Liquidity, Financial Position and Capital Resources” and “Use of Proceeds from 2015 Public Offering, 2015 Private Placement and 2016 Private Placement” below.

On May 6, 2016, the Company acquired for investment purposes, by way of private placement (the “BMG Placement”), 10,481,435 common shares  of Battle Mountain Gold Inc. (TSX-V: BMG) (“Battle Mountain”) representing 19.9% of Battle Mountain’s issued and outstanding common shares at a price of $0.35 per share for a total subscription price of $3,668,502. The Company also acquired 5,240,717 share purchase warrants entitling the Company to purchase of up to an additional 5,240,717 common shares of Battle Mountain for a period of two years at a price of $0.37 per share, provided that the Company is prohibited from exercising the warrants pending shareholder approval from Battle Mountain for the creation of Gold Standard as a control person.  Assuming exercise of the warrants, Gold Standard will own a total of 15,722,152 common shares or approximately 27.15% of Battle Mountain’s issued and outstanding common shares on a post-conversion beneficial ownership basis.

Battle Mountain is a public company listed on the TSXV which beneficially owns a 60% undivided interest in the Lewis gold project comprising approximately 2,225 hectares located within the Battle Mountain trend in Lander County, Nevada (the “Lewis Gold Project”).

It is a term of the Company’s subscription agreement with Battle Mountain that provided the Company owns not less than 7.5% of Battle Mountain’s outstanding shares, the Company shall have the following rights:

(a)	the right to appoint one nominee to the board of directors of Battle Mountain;

(b)	the right to appoint two members to a technical committee of Battle Mountain to be formed following closing of the BMG Placement;

(c)
anti-dilution rights allowing the Company to maintain its equity ownership interest in Battle Mountain, and the right to participate in any future equity financings of Battle Mountain to acquire up to a 19.9% ownership position in Battle Mountain; and

(d)	a 30 day right of first offer if Battle Mountain wishes to enter into a joint venture or sale transaction involving its interests in the Lewis Gold Project.

Battle Mountain has also agreed not to issue any common shares at a price of less than $0.35 per share for a period of six months following closing of the BMG Placement.

In turn, the Company has agreed to vote its shares of Battle Mountain in accordance with the recommendations of Battle Mountain’s board of directors for a period of 18 months and give Battle Mountain prior notice of any sales of shares exceeding 2% of Battle Mountain’s then issued and outstanding shares in any 15 day period for so long as the Company owns not less than 9.9% of Battle Mountain’s issued and outstanding shares.

Jonathan T. Awde, President and Chief Executive Officer of the Company, was appointed as the Company’s representative on Battle Mountain’s board of directors in June, 2016.  Shareholder approval for the creation of the Company as a control person of Battle Mountain was also obtained in June, 2016.

In June 2016, David M. Cole resigned from the Company’s Board of Directors.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -9-

During the six months ended June 30, 2016, the Company received $2,106,240 from the exercise of 2,604,600 stock options at prices between $0.63 and $1.40 per share and $7,468,804 from the exercise of 7,468,804 warrants at a price of $1.00 per share. An additional 430,400 stock options and 125,444 warrants expired unexercised and 100,000 stock options were cancelled

As at June 30, 2016, the Company had a cash and cash equivalents position of $35,168,165 and working capital of $33,990,877.  See also “Liquidity, Financial Position and Capital Resources”.

In June 2016, the Company entered into an agreement with Battle Mountain and the current royalty owner (the “Royalty Owner”) of Battle Mountain’s Lewis Gold Project to reduce the royalty rate on gold and silver of the Lewis Gold Project from 5% to 3.5%. In exchange, the Company has agreed to make a payment of US$1.85 million to the Royalty Owner on behalf of Battle Mountain (the “Initial Buy-Down Payment”) , of which US$925,000 is payable in cash and US$925,000 is payable by way of the issuance of 532,864 common shares of the Company (the “Initial Shares”) at a price of $2.21 (US$1.7359) per share, subject to the issuance of certain additional shares of the Company to the Royalty Owner if the market price of the Company’s shares is less than $2.21 per share on the 180th day following the issuance of the Initial Shares.

In addition, the Company and Battle Mountain have the right to further reduce the royalty rate on gold and silver from 3.5% to 2.5% for an additional payment of US$2.15 million by August 2018, with an option to extend to August 2019 upon payment of an additional US$250,000.

The Company intends to advance US$1.85 million to Battle Mountain for the purposes of funding the Initial Buy-Down Payment through the exercise all of its 5,240,717 warrants to acquire an additional 5,240,717 common shares of Battle Mountain at a price of $0.37 for an aggregate purchase price of $1,939,065.  Battle Mountain has agreed, subject to the acceptance of the TSXV, to settle the remainder of the advance or common shares of Battle Mountain.

Selected Annual Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s annual audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013:

	2015 $	2014 $	2013 $
Revenues (interest income)	29,969	434	38,832
General and administrative expenses	(5,415,366)	(5,731,071)	(4,263,602)
Loss and comprehensive loss	(6,288,479)	(11,708,637)	(4,357,959)
Basic and diluted loss per common share	(0.04)	(0.10)	(0.05)
Working capital (deficit)	9,099,363	(4,035,579)	(545,278)
Exploration and evaluation assets	74,682,974	67,312,235	53,089,035
Total assets	85,876,373	68,675,954	54,971,286
Total liabilities	1,177,654	4,736,845	1,933,958

The Company’s mineral project is at the exploration stage and, to date, the Company has not generated any revenues other than interest income. See the 2015 Annual MD&A for a discussion of certain factors contributing to variations in the financial position and financial performance of the Company for the three most recently completed financial years ended December 31, 2015, 2014 and 2013.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -10-

Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the three months ended June 30, 2016 totalled $1,927,560 (June 30, 2015: $1,035,286), including share-based compensation issued during the period, valued at $197,183 (June 30, 2015: Nil) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the three month period ended June 30, 2016 were management fees of $168,750 (June 30, 2015 - $213,525), professional fees of $185,429 (June 30, 2015 - $168,357), office expenses of $80,234 (June 30, 2015 - $58,271), consulting fees of $237,712 (June 30, 2015 - $74,908), investor relations of $157,472 (June 30, 2015 - $79,896), regulatory and shareholder services of $32,282 (June 30, 2015 - $23,473) and travel and related costs of $210,941 (June 30, 2015 - $136,135).

For the six months ended June 30, 2016, the Company’s operating and administrative expenses totalled $3,961,586 (June 30, 2015: $2,123,422), including share-based compensation issued during the period, valued at $197,183 (June 30, 2015: $237,671) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the period ended June 30, 2016 were management fees of $623,626 (June 30, 2015 - $360,775), professional fees of $328,608 (June 30, 2015 - $237,853), office expenses of $158,246 (June 30, 2015 - $128,344), consulting fees of $527,412 (June 30, 2015 - $218,403), investor relations of $277,225 (June 30, 2015 - $158,261), regulatory and shareholder services of $85,901 (June 30, 2015 - $79,485) and travel and related costs of $407,981 (June 30, 2015 - $323,459).

The table below details the changes in major expenditures for the three months ended June 30, 2016 as compared to the corresponding three months ended June 30, 2015.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Foreign exchange loss	Increase of $99,071	Increased due to depreciation of net monetary assets in US dollars.
Consulting fees	Increase of $162,804	Increased as the Company incurred significantly higher consulting fees in 2016 to assist with developing marketing and financial strategies in North America.
Investor relations	Increase of $77,576	Increased due to greater focus on investor relations and shareholder communications activities in response to improved capital markets in 2016 compared to 2015.
Travel and related	Increase of $74,806	Increased due to site visits to Battle Mountain’s Lewis Gold Project.
Share-based compensation	Increase of $197,183	No stock options were granted during the second quarter of 2015 compared to 150,000 stock options granted in June 2016.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -11-

The table below details the changes in major expenditures for the six months ended June 30, 2016 as compared to the corresponding six months ended June 30, 2015.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Increase of $262,851	Increased due to performance bonuses paid to officers of the Company in the first quarter of 2016.
Foreign exchange loss	Increase of $630,945	Increased due to depreciation of net monetary assets in US dollars.
Investor relations	Increase of $118,964	Increased due to greater focus on investor relations and shareholder communications activities in response to improved capital markets in 2016 compared to 2015.
Professional fees	Increase of $90,755	Increased due to more corporate finance and other activities compared to 2015 including, inter alia, the 2016 Private Placement and related documents, and corporate annual filings.
Consulting fees	Increase of $309,009	Increased as the Company incurred significantly higher consulting fees in 2016 to assist with developing marketing and financial strategies in North America.
Travel and related	Increase of $84,522	Increased due to site visits of Battle Mountain’s Lewis Gold Project.

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three months ended	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
	$	$	$	$
Interest income	56,444	16,484	14,639	10,538
Loss and comprehensive loss	(1,911,669)	(2,017,542)	(2,580,792)	(685,975)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.02)	(0.00)
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three months ended	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014
	$	$	$	$
Interest income	4,501	291	75	41
Loss and comprehensive loss	(1,030,785)	(1,990,927)	(5,831,551)	(1,383,114)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.05)	(0.01)

Variances quarter over quarter can be explained as follows:

•
In the quarters ended September 30, 2014, March 31, 2015, December 31, 2015, and June 30, 2016 stock options were granted to various parties.  These grants resulted in share-based compensation expenses of $491,547, $237,671, $1,620,501, and 197,183, respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options were granted.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -12-

•
In the quarters ended June 30, 2014, September 30, 2014, December 31, 2014, and December 31, 2015, the Company increased its consulting fees significantly due to the Company engaging various firms to assist with developing marketing and financial strategies in Europe in an effort to access European capital markets.

•	In the quarter ended December 31, 2014, the Company recorded a further write down of exploration and evaluation assets of $2,041,714 and $2,545,083 to the CVN and Camp Douglas Projects, respectively.

•	In the quarter ended March 31, 2015, the Company wrote off its remaining interests in the CVN and Camp Douglas Projects by $370,019 and $533,063, respectively.

•
In the quarters ended March 31, 2016 and June 30, 2016, the Company recorded a foreign exchange loss of $478,221 and $209,572, respectively, due to the depreciation of the U.S. dollar. The Company also incurred significantly higher management, professional and consulting fees and investor relations expenses during the quarter as more particularly described under “Results of Operations- Operating and Administrative Expenses” above.

Summary of Exploration Activities

During the six months ended June 30, 2016, the Company incurred $5,609,267 in acquisition, and deferred exploration and development costs compared to $2,116,000 for the corresponding six months ended June 30, 2015.  See “Railroad-Pinion Project” below for a description of the exploration programs carried out by the Company at its Railroad-Pinion Project during 2015 and 2016.

The following is a breakdown of the material components of the Company’s acquisition, and deferred exploration and development costs, on a property by property basis, for the six months ended              June 30, 2016 and 2015:

	Railroad-Pinion	Crescent Valley	Camp Douglas	Total
	$	$	$	$
Six Months Ended June 30, 2016
Property acquisition and staking costs	6,177	-	-	6,177
Exploration expenses
Claim maintenance fees	268,479	-	-	268,479
Consulting	740,009	-	-	740,009
Data Analysis	158,254	-	-	158,254
Drilling	2,251,899	-	-	2,251,899
Geological	301,864	-	-	301,864
Lease payments	394,470	-	-	394,470
Metallurgy	283,551	-	-	283,551
Permits	8,221	-	-	8,221
Sampling and processing	118,757	-	-	118,757
Site development	387,246	-	-	387,246
Supplies	624,335	-	-	624,335
Vehicle	43,163	-	-	43,163
Travel	22,842	-	-	22,842

	5,609,267	-	-	5,609,267

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -13-

Six Months Ended June 30, 2015
Exploration expenses
Claim maintenance fees	183,481	-	-	183,481
Consulting	571,277	-	-	571,277
Data Analysis	35,773	-	-	35,773
Drilling	577,352	-	-	577,352
Geological	266,604	-	-	266,604
Lease payments	92,563	3,082	-	95,645
Metallurgy	8,224	-	-	8,224
Permits	7,884	-	-	7,884
Sampling and processing	149,009	-	-	149,009
Site development	58,493	-	-	58,493
Supplies	136,126	-	-	136,126
Travel	26,132	-	-	26,132
	2,112,918	3,082	-	2,116,000
Write down of exploration and evaluation assets	-	(370,019)	(533,063)	(903,082)

	2,112,918	(366,937)	(533,063)	1,212,918

The total cumulative acquisition and deferred exploration costs to June 30, 2016 are summarized as follows:

	Railroad-Pinion	Crescent Valley	Camp Douglas	Total
	$	$	$	$
Property acquisition and staking costs	17,386,098	505,657	-	17,891,755

Exploration expenses
Assessment/claim fees	1,041,252	633,409	226,195	1,900,856
Consulting	6,140,725	260,988	196,082	6,597,795
Data analysis/geological	2,095,826	87,749	226,189	2,409,764
Drilling/site development	45,097,117	1,185,803	2,108,589	48,391,509
Lease payments	4,418,093	946,791	289,737	5,654,621
Legal fees for property acquisition	10,412	15,094	17,910	43,416
Metallurgy	493,254	-	-	493,254
Permit	16,105	-	-	16,105
Sampling and processing	3,092,292	182,603	119,773	3,394,668
Travel	457,904	4,017	17,935	479,856
Vehicle	43,163			43,163
Write down of exploration and evaluation assets	-	(3,822,111)	(3,202,410)	(7,024,521)
Cumulative deferred exploration costs at June 30, 2016	80,292,241	-	-	80,292,241

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -14-

Railroad-Pinion Project

The Railroad-Pinion Project is located within the northern Pinon Range approximately 30 miles southwest of Elko, Nevada. The project is situated at the southeast end of the Carlin Gold Trend adjacent to, and south of Newmont’s Rain mining district. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80 million ounces of gold.

Since 2010, the Company has carried out an aggressive and on-going, geologic model-driven exploration program at the Railroad-Pinion Project which has confirmed and expanded previously identified zones of mineralization and resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad-Pinion Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at North Bullion and Pinion deposits; 2) classic Carlin-style disseminated gold in silicified Pennsylvanian-Permian carbonate and siliciclastic rocks at Dark Star Deposit; 3) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 4) skarn-hosted silver, copper, lead and zinc mineralization at the Sylvania (formerly Central Bullion) Target.

To date, sixteen target areas have been identified by the Company on the Railroad-Pinion Project for additional exploration.  The targets are focused on gold, but some of them also include silver, copper, lead and zinc.  Nine of these target areas have been drilled by Gold Standard.  Although Gold Standard has drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad-Pinion Project is not yet sufficient to establish a mineral resource or reserve, with the exception of the Pinion and Dark Star Deposits and perhaps the North Bullion deposit.

During the first six months of 2015, the Company continued with its 2015 Phase 1 exploration program for the Railroad-Pinion Project.  The US$1.2 million program included 16,115 feet (4,913 metres) of RC drilling at the oxide gold Pinion and Dark Deposits, and was designed to expand known resources and test new high value targets.  See “Pinion Deposit” and “Dark Star Deposit” below. This program was funded out of the net proceeds from the 2015 Public Offering and 2015 Private Placement.

During the third quarter of 2015, the Company was focused on the 2015 Phase 2 drill program at the Pinion and Dark Star Deposits, including approximately 2,242 metres of RC drilling in the Pinion Deposit and 1,181 metres of RC drilling in the Dark Star target. The Company also reported metallurgical results from the first comprehensive work designed to determine the metallurgical characteristics at the oxide gold Pinion Deposit. Cyanide soluble recoveries averaged 82.4% in oxidized multilithic dissolution collapse breccia, the main gold host at Pinion, indicating that this material is potentially amenable to heap leach processing. The cyanide solubility analyses were one-hour shake tests performed on 1,299 drill sample pulps from 59 drill holes, using ALS Minerals Au-AA13 method. Results will be used to refine upcoming bottle roll testing.

During the fourth quarter of 2015, the Company completed its Phase 2 drill program at the Pinion and Dark Star Deposits including an additional 24,239 feet (7,390 metres) of RC and core drilling in 19 holes.  The bulk of this drilling comprised a total of 12,545 feet (3,825 metres) of RC drilling in 10 holes at the Pinion Deposit. The remainder of the 2015 Phase 2 drilling comprised 5 holes totaling 7,542 feet (2,299 metres) at the Dark Star Deposit and 4 holes totaling 4,152 feet (1,266 metres) at the North Bullion deposit.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -15-

During the 1st quarter of 2016, the Company's primary focus for the Railroad-Pinion Project was assessing 2015 drilling data from Dark Star, Pinion and North Bullion; completing the 2016 Railroad-Pinion Report (as defined below); completing a resource estimate update for the Pinion Deposit; continuing metallurgical test work for the Pinion Deposit; and, designing the 2016 exploration program for the Railroad-Pinion Project.

During the 2nd quarter of 2016, the Company’s primary focus for the Railroad-Pinion Project was filing the updated NI 43-101 resource report on the oxide gold resource at the Pinion Deposit; the commencement of drilling at Pinion, North Bullion and Dark Star; assessing metallurgical characterization results from bottle roll tests at Pinion; detailed geologic mapping at Dark Star; and interpretation of newly acquired CSAMT geophysical data at Dark Star.  The Company completed 34,900 feet (10,640 metres) of RC and core drilling in the 2nd quarter of 2016.

Subsequent to June 30, 2016, the Company announced drill results from three initial step-out core holes at the recently discovered North Dark Star oxide gold deposit. DS16-08 returned multiple, significant, oxidized intercepts containing gold values above the cut-off grade of 0.14 g Au/t established by APEX in its maiden Dark Star NI 43-101 resource estimate announced on March 3, 2015 (see news release) including higher grade intervals of 44.0m of 4.70 g Au/t, 17.9m of 5.6 g Au/t and 7.9m of 10.7 g Au/t from within a thicker interval of 126.2m of 3.95g Au/t.

Key North Dark Star Highlights

•
DS16-08 intersected a thick, vertically-extensive, oxidized intercept of 126.2m of 3.95 g Au/t approximately 100m south of discovery hole DS15-13, a 2015 core hole that intersected 15.4m of 1.85 g Au/t and 97.0m of 1.61 g Au/t (see January 21, 2016 news release).  Mineralization occurs in decalcified, variably silicified, pervasively oxidized and collapse brecciated debris flow conglomerate, bioclastic limestone, calcarenite, calcareous sandstone and silty limestone.  Oriented core measurements from this hole confirm the northerly strike, moderate to steep west-dipping nature of the favorable Pennsylvanian-Permian carbonate stratigraphy.  Mineralization in DS16-08 comes to within 90m of the surface and is open in multiple directions. True widths are estimated at 70-90% of drilled thicknesses.

•	DS16-05 intersected multiple zones of oxidized mineralization including 24.1m of 1.28 g Au/t approximately 50m north of DS15-13.

•
DS16-02 intersected multiple near-surface zones of oxidized mineralization including 23.2m of 0.72 g Au/t approximately 70m up-dip and shallower to the east of DS15-13.  All of the DS16-02 gold intercepts are less than 50m below the current topographic surface. True widths are estimated at 70-90% of drilled thicknesses.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -16-

North Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS16-02	Core	090	-45	285.1	11.0 – 13.4	1.5	0.15
					33.5 – 37.5	4.0	0.45
					42.8 – 52.1	9.3	0.50
					100.0 – 102.0	2.0	0.18
					107.9 – 131.1	23.2	0.72
				Including	123.4 – 128.0	4.6	1.80
DS16-05	Core	090	-55	384.8	3.6 – 4.8	1.2	0.17
					7.3 – 10.6	3.3	0.19
					32.3 – 34.0	1.7	0.17
					38.6 – 44.5	5.9	0.18
					49.1 – 50.6	1.5	0.16
					53.0 – 55.7	2.7	0.17
					67.4 – 71.9	4.5	0.25
					78.5 – 81.4	2.9	0.16
					86.0 – 97.4	11.4	0.21
					177.4 – 182.6	5.2	0.20
					187.4 – 189.1	1.7	0.15
					197.2 – 200.3	3.1	0.17
					216.5 – 218.9	2.4	0.44
					225.6 – 249.7	24.1	1.28
					255.5 – 258.2	2.7	0.38
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS16-08	Core	090	-45	408.8	76.3 – 76.8	0.5	0.30
					89.0 – 93.0	4.0	0.23
					100.9 – 107.3	6.4	0.46
					110.1 – 112.5	2.4	0.47
					114.0 – 135.3	21.3	0.67
					147.8 – 154.4	6.6	0.16
					157.2 – 159.6	2.4	0.22
					165.2 – 291.4	126.2	3.95
				Including	179.6 – 223.6	44.0	4.70
				Including	247.0 – 264.9	17.9	5.60
				Including	275.0 – 282.9	7.9	10.7
					334.4 – 338.7	4.3	0.45
					349.7 – 355.8	6.1	0.43
					359.1 – 362.5	3.4	0.20

** Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-90% of drilled thicknesses.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -17-

Pinion Deposit

The Company’s recent consolidation of a 100% interest, subject to underlying royalties, in the Pinion Deposit and large portions of the surrounding area represents an important near surface exploration target. The Carlin Trend has four windows where gold-bearing stratigraphy comes close enough to surface to make exploration and production economically feasible. The combined Railroad-Pinion Project represents the last of these windows in the Carlin Trend to be explored and potentially developed.

Historic and Gold Standard exploration, including extensive drilling by Gold Standard and previous owners/operators at the Pinion Deposit, has demonstrated the presence of Carlin-style gold mineralization similar in setting and style to that of other deposits in the area including North Bullion, Rain and Emigrant.  Mineralization at Pinion occurs mainly as finely disseminated gold in largely stratiform zones of variably silicified dissolution, collapse breccia developed along the contact between the Mississippian Tripon Pass Formation silty micrite and Devils Gate Limestone.  The close proximity of other gold deposits in the area of the Pinion Deposit is not necessarily indicative of the gold mineralization in the Pinion Deposit.

In April 2015, the Company commenced its 2015 Phase 1 exploration program for Pinion. The Company completed approximately 10,827 feet (3,300 metres) of RC drilling on targets at Pinion identified by geological mapping, gravity and the 2014 soil grid. These targets are northwest and southeast of the Pinion resource along the strike extensions of the Main Zone and South faults.  See also “Dark Star Deposit” below for a description of the Company’s 2015 Phase 1 exploration program at the Dark Star Deposit.

On July 28, 2015, the Company announced assay results of 14 RC holes from the 2015 Phase 1 drilling programs for Pinion and Dark Star. Eight of nine Pinion holes and all five Dark Star holes returned significant intercepts with gold values above the cut-off grade of 0.14 g Au/t established by APEX for the 2014 maiden resource estimate of the Pinion Deposit (the “2014 Maiden Pinion Resource”).

During the third quarter of 2015, bottle roll test work was initiated on 107 representative composites from 48 drill holes distributed throughout the Pinion Deposit by Kappes, Cassiday and Associates.  These bottle roll tests follow up on cyanide soluble recovery results which averaged a favorable 82.4% in oxidized multilithic dissolution collapse breccia, the main gold host at Pinion (see news release dated August 19, 2015).

Phase 2 drilling at Pinion, completed between September and early December 2015, was designed to test five oxide resource expansion targets including: an offset of the intersection in PIN15-02; high potential targets along the highly prospective South Fault Zone at the west edge of the deposit; and the new Sentinel Contact target which is approximately 100 metres west of the Pinion Far North Zone. The Pinion Phase 2 program totaled 19,900 feet (6,066 metres) of RC drilling in 15 holes (PIN15-10 – PIN15-24), with one hole to the northwest at the Irene Target area, four holes to test the Sentinel contact at the northern end of the Pinion area and the remaining ten holes testing the potential for resource expansion along the western, southern and eastern portions of the Pinion Deposit. Highlights include drilled thicknesses of 0.81 g/t Au over 24.4 metres in PIN15-10, 0.82 g/t Au over 51.8 metres in PIN15-21 and 0.95 g/t Au over 22.9 metres in PIN15-22. All intercepts were contained within oxidized and altered multilithic, dissolution collapse breccia, the principal Pinion Deposit host rock and all intercepts were obtained outside of the boundaries of the 2014 Maiden Pinion Resource.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -18-

On March 15, 2016, the Company announced an updated NI 43-101 mineral resource estimate for the Pinion Deposit (the “2016 Pinion Resource”) consisting of an “indicated” mineral resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an “inferred” mineral resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au and constrained within a US$1,250/ounce of gold pit shell.

The 2016 Pinion Resource estimate for gold at various gold cut-off grades is set out below.

Classification*	Au Cutoff (grams per tonne)	Tonnage - Au (million metric tonnes)	Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Indicated	0.1	31.62	0.62	630,400
	0.14**	31.61	0.62	630,300
	0.17	31.56	0.62	630,100
	0.2	31.47	0.62	629,500
	0.3	30.26	0.64	619,100
	0.4	26.35	0.68	574,500
	0.5	20.81	0.74	494,200
	0.6	14.89	0.81	389,600
	0.7	10.13	0.89	290,400
	0.8	6.38	0.98	200,400
	0.9	3.65	1.07	126,100
	1	2.01	1.18	76,200
Classification*	Au Cutoff (grams per tonne)	Tonnage - Au (million metric tonnes)	Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Inferred	0.1	61.39	0.55	1,082,500
	0.14**	61.08	0.55	1,081,300
	0.17	60.29	0.56	1,077,300
	0.2	58.93	0.56	1,069,200
	0.3	50.10	0.62	997,200
	0.4	39.15	0.69	874,100
	0.5	29.32	0.78	732,500
	0.6	21.10	0.87	587,000
	0.7	14.32	0.97	445,900
	0.8	9.08	1.10	320,000
	0.9	5.46	1.26	221,500
	1	3.58	1.43	164,300

*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
**The recommended reported resources are highlighted in bold and have been constrained within a $US$1,250/ounce of gold.
***Contained ounces may not add due to rounding.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -19-

A more detailed discussion of, among other things, the results of the Company’s 2015 Phase 1 and Phase 2 drill programs on the Pinion and Dark Star Deposits is contained in the Company’s NI 43-101 technical report dated March 30, 2016 titled “Technical Report on the Railroad - Pinion Project Elko County, Nevada USA” (the “2016 Railroad-Pinion Report”) prepared by Michael B. Dufresne, M.Sc., P. Geol., P. Geo. of APEX and Steven R. Koehler, B.Sc., QP, CPG#10216, the Company's Manager of Projects. A copy of the 2016 Railroad-Pinion Report is available for review under the Company's profile on SEDAR at www.sedar.com.  See also Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada” in the 2015 AIF.

The Company’s proposed 2016 exploration program at Pinion includes the following key highlights:

•	At Northwest Pinion, complete approximately 5,700 metres of RC drilling to extend known oxide mineralization along the South Fault Corridor, an important control on gold mineralization at Pinion.

•
At the new Sentinel Breccia target, 12 RC holes (approximately 3,700 metres) will test for bedrock extensions to gold mineralization identified by surface rock samples. This undrilled target is a hematitic, silicified multi-lithic breccia within the footwall of the north-striking Bullion Fault Zone, located 350 metres north of Pinion.  At a 0.14 g Au/t cut-off, continuous rock chip channel samples returned seven significant weight-averaged, composite intervals that included 27.4 metres of 0.35 g Au/t and 12.2 metres of 0.46 g Au/t (see news release dated January 25, 2016).

•
At the new Irene target, 2.4 km northwest of the Pinion resource, complete approximately 1,800 metres of RC drilling. Irene is located along the projection of the South Fault Corridor, an important control on gold mineralization at Pinion.  At this location, north and northwest-trending gold-in-soil (values ranging from <1 to 325 ppb) and arsenic-in-soil (values ranging from 10 to 2670 ppm) anomalies are coincident with silicified, quartz-and-barite-veined breccias in the Chainman Formation above the favorable breccia host horizon at the top of Devils Gate Limestone (see March 25, 2015 news release).

•	At the NW Main Zone, Far Northwest and South Pinion targets, complete about 3,000 metres of RC drilling to extend areas of known oxide mineralization outward from the Pinion resource.

Dark Star Deposit

In December 2014, the Company entered into separate option-to-purchase agreements to acquire, in the aggregate, an additional 866 net hectares (2,140 net acres) of land at the southern end of the Railroad-Pinion Project area including effective ownership and control of two additional gold occurrences in close proximity to the Pinion Deposit, being the Dark Star Deposit and Dixie prospect. The total cost of these acquisitions was less than US$163,000 in the first year and is about US$65,000 annually thereafter.

On March 3, 2015, the Company announced a maiden NI 43-101 compliant mineral resource estimate for the Dark Star Deposit (the “2015 Maiden Dark Star Resource”) consisting of an “inferred” mineral resource of 23.11 million tonnes grading 0.51 grams per tonne (g/t) gold (Au), totaling 375,000 ounces (oz) of gold, using a cut-off grade of 0.14 g Au/t and constrained within a US$1,250/ounce of gold pit shell.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -20-

The 2015 Maiden Dark Star Resource estimate for gold at various gold cut-off grades is set out below.

Classification	Cutoff Grade – Au (grams per tonne)	Tonnage - Au (million metric tonnes)	Grade - Au (grams per tonne)	Contained Ounces Au *** (troy ounces)
	0.1	23.11	0.51	375,000
	0.14 **	23.11	0.51	375,000
	0.2	23.05	0.51	375,000
Inferred *	0.3	21.43	0.52	361,000
	0.4	16.83	0.57	309,000
	0.5	9.95	0.65	209,000
	0.6	4.66	0.78	117,000

* Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
** The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold optimized pit shell.

*** The ‘Contained Ounces’ have been rounded to the nearest 1,000 ounces.

Further details regarding the 2015 Maiden Dark Star Resource are contained in the NI 43-101 resource report of APEX dated April 17, 2015 entitled “Technical Report Maiden Resource Estimate Dark Star Deposit, Elko County, Nevada USA”, a copy of which is available for review under the Company's profile on SEDAR at www.sedar.com.  See also Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada – Mineral Resource Estimates” in the 2015 AIF.

As a result of completing a detailed geological model for the Dark Star Deposit, additional target zones have been developed along strike of the deposit in areas previously thought tested and of limited potential or in areas of limited drill hole testing. A number of shallow and deeper targets have been identified immediately adjacent to the existing resource and have good potential to cost-effectively expand the current inferred resource.  Furthermore, areas within the existing inferred resource that are defined by widely spaced drilling but with reasonable grades also provide the Company with potential to convert and grow the inferred oxide mineral resource. See “Recommended Exploration Program” below.

In April 2015, the Company commenced its 2015 Phase 1 exploration program at Dark Star. The Company drilled five RC holes totalling approximately 5,145 feet (1,569 metres) to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the Company’s new 3D geological model and CSAMT grid.  Gold mineralization is related to a north to north-northeast-striking zone of alteration focused along west-dipping contacts with and within a coarse Pennsylvanian conglomerate and bioclastic limestone bearing unit.

On July 28, 2015, the Company announced assay results from its 2015 Phase 1 drilling program at Dark Star in which all five RC holes returned significant intercepts with gold values above the cut-off grade of 0.14 g Au/t established by APEX for the 2015 Maiden Dark Star Resource.  Hole DS15-03 intersected two zones of gold mineralization: an upper oxidized zone that returned 32.0 metres of 0.59 g Au/t starting near the surface, and a higher grade sulfide-hosted zone of 21.3 metres of 1.90 g Au/t including 12.2 metres of 3.13 g Au/t.  These intercepts are open in multiple directions and extend mineralization 100 metres to the north of historic drill holes.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -21-

On August 26, 2015, the Company announced that following favorable results from its 2015 Phase 1 program it had commenced drilling of its 2015 Phase 2 program at Dark Star.

Phase 2 Dark Star drilling was designed to extend areas of known gold mineralization along strike of the Dark Star structural corridor to the north of DS15-03, a Phase 1 drill hole that intersected two zones of gold mineralization including 32.0 metres of 0.58 g Au/t and 21.3 metres of 1.90 g Au/t (see news release dated July 28, 2015).  Gold at Dark Star occurs in an unconventional and underappreciated host rock for the Carlin Trend, a Pennsylvanian unit composed of bioclastic-bearing debris flow conglomerate with interbeds of calcareous sandstone, siltstone and mudstone.  These rocks dip to the west within the north-trending Dark Star Corridor, which is bounded to the east by a large displacement, normal fault.

The Phase 2 Dark Star drilling was completed during October through December, 2015 and comprised 7 RC holes (DS15-06 – DS15-12) for a total of 10,015 feet (3,053 metres), plus 1 diamond (core) drill hole (DS15-13) for 1,402 feet (427 metres).

On November 4, 2015 the Company announced results from five RC holes drilled in the 2015 Phase 2 program at the Dark Star Deposit. Four of the five holes returned significant intercepts containing gold values above the cut-off grade of 0.14 g Au/t established by APEX for the 2015 Maiden Dark Star Resource including hole DS15-10 which intersected a vertically-extensive gold zone including an upper oxidized intercept of 149.4 metres of 1.38 g Au/t and a lower reduced intercept of 18.3 metres of 0.84 g Au/t.

On November 10, 2015 the Company announced assay results from a sixth RC hole, DS15-11, that confirmed the discovery in DS15-10 of a substantial new, higher grade oxide gold zone north of the Dark Star Deposit.  DS15-11, drilled 515 metres north of the Dark Star maiden resource, returned an oxidized zone of 157.0 metres of 1.51 g Au/t among multiple, significant intercepts containing gold values above the cut-off grade of 0.14 g Au/t established by APEX for the 2015 Maiden Dark Star Resource.

On January 21, 2016 the Company announced assay results from DS15-13, a Phase 2 core hole drilled to twin RC hole DS15-11 at the recently discovered North Dark Star oxide gold deposit. DS15-13 intersected vertically-extensive, oxidized intercepts of 15.4 metres of 1.85 g Au/t and 97.0 metres of 1.61 g Au/t, approximately 515 metres north of the Dark Star maiden resource, confirming the thick zone of oxidized gold mineralization originally identified by RC hole DS15-11.

The results of the Company’s 2015 Phase 1 and Phase 2 drill programs on the Dark Star Deposit are contained in the 2016 Railroad-Pinion Report, a copy of which is available for review under the Company's profile on SEDAR at www.sedar.com.  See also Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada” in the 2015 AIF.

The proposed 2016 exploration program at Dark Star includes the following key highlights:

•
At the North Dark Star discovery, located north of the Dark Star maiden resource, complete approximately 10,300 metres of RC and core drilling in 22 holes to expand areas of known shallow oxide gold mineralization north and south of DS15-13.  Gold mineralization is hosted in favorable carbonate rocks—bioclastic limestone, silty limestone and calcareous sandstone within a coarse conglomerate debris flow unit.  This Pennsylvanian-Permian unit also hosts the main Dark Star Deposit to the south, and represents a new, unconventional host rock on the Carlin Trend.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -22-

•
Within the 6 km-long Dark Star Structural Corridor, complete about 10,100 metres of RC drilling in 22 holes to test new targets south of the 2015 Maiden Dark Star Resource. The Dark Star Structural Corridor is a north-trending horst defined by gravity, CSAMT, geologic mapping, and soil sampling.  The corridor is largely untested by drilling.

On August 9, 2016 the Company announced the following results on Dark Star from three initial step-out core holes at the recently discovered North Dark Star oxide gold deposit.  DS16-08 returned multiple, significant, oxidized intercepts containing gold values above the cut-off grade of 0.14 g Au/t established by APEX in its Dark Star NI 43-101 maiden resource estimate announced on March 3, 2015 (see news release) including higher grade intervals of 44.0m of 4.70 g Au/t, 17.9m of 5.6 g Au/t and 7.9m of 10.7 g Au/t from within a thicker interval of 126.2m of 3.95g Au/t.  See “Railroad-Pinion Project – Key North Dark Star Highlights” above.

North Bullion Target

With the Company’s existing five section plan of operation ("PoO") in place and bonded for exploration purposes, coupled with the 4 corner private sections, Gold Standard is in a position to effectively access and drill the additional target opportunities within the Railroad portion of the Railroad-Pinion Project. The PoO allows for up to 200 acres of total disturbance.  Targets outside of this area will require 5 acre Notice of Intent ("NOI") filings on the alternating public sections, and permitting for greater than 5 acres on the private sections of the Railroad Project.

The 2015 drill program at North Bullion consisted of 4 holes (1,437 metres core and 214 metres RC) designed to test west-northwest and north extensions of the lower breccia-hosted gold zone discovered by Gold Standard in 2012. Of these four holes, three (RR11-07, RR13-13, RR13-15) were collared but not completed in 2011 and 2013, and one hole (RR15-01) was a 2015 RC collar with an intended core tail that was lost before testing its intended target. Two of three holes at North Bullion returned significant intercepts that expand the known gold mineralization to the northwest. Highlight results include 3.53 g Au/t over 12.4 metres within a thicker interval of 1.68 g Au/t over 74.4 metres core length in hole RR13-13. The gold intercepts and strong alteration in RR13-13 and RR13-15 confirm the west-northwest trend to the high grade lower zone at North Bullion.

The results of the Company’s 2015 drill program at the North Bullion deposit are contained in the 2016 Railroad-Pinion Report, a copy of which is available for review under the Company's profile on SEDAR at www.sedar.com.  See also Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada” in the 2015 AIF.

In 2016, the Company intends to drill up to nine holes (approximately 4,800 metres) in the North Bullion target to extend areas of west-northwest and north-trending, high-grade gold mineralization in the Lower Breccia Zone and test new targets recognized in multiple data sets including grade x thickness contours, structure contours, gravity and CSAMT.

Bald Mountain Target

Based on historic and more recent Gold Standard data, the Bald Mountain target comprises a large complex mineralizing system measuring 700 feet (~210 metres) north-south by 1,800 feet (~550 metres) east-west.  Mineralization starts at ~325 feet (~100 metres) below surface on the east side of the target and ranges between 40 and 250 feet (~12-75 metres) in thickness. The target is currently at an early stage of exploration.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -23-

During late 2014, the Company completed a vertical RC drill program designed to expand the limits of known oxide copper-gold-silver-zinc mineralization at Bald Mountain intersected in prior drilling and RRB13-01, a vertical core hole completed in 2013. Mineralization is hosted in multi-lithic collapse breccia at the top of the Devils Gate Limestone, the same breccia host horizon as the Pinion and North Bullion deposits.  Intercepts in RRB13-01 included 56.1 metres of 1.47 ppm Au immediately above 23.3 metres of 0.4% Cu. The 2014 Bald Mountain drilling totaled 1,895.9 metres (6,220 feet) in five vertical RC holes and tested an area approximately 400 metres by 250 metres.

As an example of some of the polymetallic mineralization intersected at Bald Mountain, which remains open in all directions, hole RRB14-01 intersected 36.58 metres of 0.02 g Au/t, 8.2 g Ag/t, 0.56% Cu and 0.35% Zn.  However, the work completed to date and the data available are insufficient to determine the length, width, or continuity of the mineralization. The 2014 Bald Mountain drilling also intersected multi-lithic, dissolution collapse breccia host in all five holes and the plan extent of the breccia was expanded in all directions. Gold, silver and base metal mineralization is widespread within the highly permeable, flat-tabular, multi-lithic collapse breccia which is sandwiched between relatively impermeable hornfels of the overlying Mississippian Webb Formation and thick-bedded marble of the underlying Devils Gate Limestone. The stratigraphic position, thickness (35-120m) and lateral continuity of the Bald Mountain breccia unit is considered significant as this pattern is consistent with the gold-bearing breccia host at the Pinion and North Bullion deposits.

In 2016, the Company intends to drill up to eight RC holes (about 3,600 metres) in the Bald Mountain target to test new oxide gold targets developed within a 4 km-long west-northwest-striking dike-filled corridor.   In 2013, core hole RRB13-01 intersected 56.1 metres of 1.47 g Au/t including 7.3 metres of 5.66 g Au/t in oxidized, multi-lithic collapse breccia (mlbx) developed along the contact between the Tripon Pass Formation and the underlying Devils Gate Limestone (see news release dated October 2, 2013).  The Bald Mountain mineralization occurs in the same stratigraphic position as mlbx hosted gold at Pinion and North Bullion.

Recommended Exploration Program

The 2016 Railroad-Pinion Report recommends an aggressive exploration program encompassing a total of approximately 42,310 metres (138,800 feet) of a combination of RC and core drilling in phased drilling campaigns at the Pinion and Dark Star Deposit areas and at a variety of other targets across the Railroad-Pinion Project area for a total cost of US$9,113,000. Other recommended property wide activities include geological mapping, geochemical sampling, ground and airborne geophysical surveys, further metallurgical test work along with geological modeling leading to updated resource estimates and preliminary engineering and environmental studies culminating in a preliminary economic assessment. The estimated cost to conduct these studies is US$3,375,000, which includes approximately US$905,000 in property maintenance payments. The recommended drilling and other geological, geophysical, engineering and environmental studies along with a contingency of 10%, yields an overall budget to complete the recommended work of US$13,400,000.  See the 2016 Railroad-Pinion Report filed under the Company’s profile on SEDAR at www.sedar.com for further details of the recommended exploration program for the Railroad-Pinion Project.

The 2016 exploration program will be funded out of the remaining proceeds from the 2015 Private Placement and the net proceeds of the 2016 Private Placement.  See “Liquidity, Financial Position and Capital Resources” and “Use of Proceeds from 2015 Public Offering, 2015 Private Placement and 2016 Private Placement” below.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -24-

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All drill samples taken in connection with the Company's various exploration programs were recovered under the supervision of the Company's senior geologist and the chain of custody from the drill to sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko, Nevada and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every 10 samples.

The Pinion, North Bullion, and Bald Mountain samples were picked up at the Company's facility in Elko by ALS Chemex Minerals (“ALS”) and delivered to its preparation facility in Elko, Nevada. The samples were crushed and pulverized and sample pulps shipped to ALS’ certified laboratory in either Reno or Vancouver where they were digested and analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to ensure accurate and verifiable results.

The Dark Star samples were delivered to Bureau Veritas Mineral Laboratories’ preparation facility in Elko, NV. The samples were crushed, pulverized and sample pulps shipped to Bureau Veritas’ certified laboratory in Sparks, NV.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30 gram split.  All other elements were determined by ICP analysis. A blank or certified reference material was inserted approximately every 10 samples. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to ensure accurate and verifiable results.

Pulps from the significant intervals in DS15-10 were also delivered to ALS’ preparation facility in Reno, NV for verification assay of the original Bureau Veritas gold assays.  ALS’ certified laboratory in Reno digested and analyzed the pulps for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  The results of the ALS gold fire assay confirmed the original Bureau Veritas gold assays.

See “Sample Preparation, Analysis and Security”, “Data Verification” and “Quality Assurance and Quality Control (QA/QC) Program” in Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada” of the 2015 AIF for further details regarding the Company’s security, QA/QC and data verification procedures.

The scientific and technical content and interpretations contained in this MD&A have been reviewed and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology, CPG-10216, and a “qualified person” as defined by NI 43-101.

Further details regarding the Company's Railroad-Pinion Project and the results of the Company’s recent exploration work thereon are contained in the 2015 AIF and other continuous disclosure documents of the Company filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -25-

Liquidity, Financial Position and Capital Resources

Save for the Pinion and Dark Star Deposits, the Company has no known mineral resources or reserves and is not in commercial production on any portion of the Railroad-Pinion Project and accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at June 30, 2016, the Company’s liquidity and capital resources were as follows:

	June 30, 2016	December 31, 2015
	$	$
Cash and cash equivalents	35,168,165	10,121,153
Receivables	163,531	25,907
Prepaid expenses	347,655	129,957
Total current assets	35,679,351	10,277,017
Payables and accrued liabilities	1,688,474	1,177,654
Working capital	33,990,877	9,099,363

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including seeking joint venture partners to assist with exploration funding.  The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

As at June 30, 2016, the Company had a cash and cash equivalents position of $35,168,165 (December 31, 2015 - $10,121,153) derived from the net proceeds of the 2016 Private Placement and the exercise of stock options and warrants. See "Overall Performance – Corporate Activities”. As at June 30, 2016, the Company had a working capital surplus of $33,990,877 (December 31, 2015 – $9,099,363).

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes it currently has sufficient cash and cash equivalents on hand to finance its exploration programs and operating costs over the next 18 to 24 months, after which time the Company will require additional capital to carry out further exploration on the Railroad-Pinion Project and maintain operations. There are no assurances that the Company will be successful in raising additional capital at that time on commercially reasonable terms or at all.  See “Risks and Uncertainties”.

Use of Proceeds from 2015 Public Offering, 2015 Private Placement and 2016 Private Placement

In early February 2015, the Company completed the 2015 Public Offering consisting of 19,032,000 common shares at a price of US$0.47 (equivalent to $0.5854) per share for proceeds of $9,854,637 net of cash commissions and expenses of $1,287,305.  The net proceeds were used to pay off the remaining $2.5 million due to Scorpio under the Pinion Acquisition (see Item 5.3 “GENERAL DEVELOPMENT OF THE BUSINESS – Significant Acquisitions and Dispositions” of the 2015 AIF), fund additional exploration of the Railroad-Pinion Project, satisfy the Company’s then working capital deficiency and pay for general corporate and working capital expenses.

In May 2015, the Company completed the 2015 Private Placement with OceanaGold pursuant to which the Company sold 24,997,661 common shares at $0.65 per share to OceanaGold for proceeds of $15,335,280 net of cash commissions and expenses of $913,199. The net proceeds from the 2015 Private Placement are being used to further advance the Company’s Railroad-Pinion Project and for general corporate and working capital purposes.  See “Overall Performance - Corporate Activities” above.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -26-

In February 2016, the Company completed the 2016 Private Placement with Goldcorp and OceanaGold pursuant to which the Company sold 29,931,931 common shares at $1.00 per share for net proceeds of $28,308,914, net of finders’ fees and expenses of $1,623,017. The net proceeds from the 2016 Private Placement will be used to further advance the Company’s Railroad-Pinion Project including the recommended 2016 exploration program and for general corporate and working capital purposes. See “Overall Performance - Corporate Activities” and “Railroad-Pinion Project – Recommended Exploration Program” above.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

a)
On January 1, 2015, the Company entered into a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring monthly rent payments from $5,367 in 2015 increasing to $6,134 in 2020.

Vancouver Office
$
Payable not later than one year	67,985
Payable later than one year and not later than five years	206,000
Payable later than five years	-
Total	273,985

b)
The Company has four separate consulting agreements with officers, directors and consultants of the Company to provide management consulting services to the Company for an indefinite term. The agreements require total combined payments of $59,750 per month. The consulting agreements provide for a two year payout totalling, on a collective basis, approximately $1,687,000 (including average discretionary bonuses paid in the preceding two calendar years) in the event of termination without cause and a three year payout totalling, on a collective basis, (including average discretionary bonuses paid in the preceding two calendar years) approximately $2,530,000 in the event of termination following a change in control of the Company.

c)
The Company has two separate employment agreements with employees of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$33,017 per month. The employment agreements provide for a two year payout totalling, on a collective basis, approximately US$871,000 (including average discretionary bonuses paid in the preceding two calendar years) in the event of termination following a change in control of the Company.

d)
Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for 2016 are approximately US$1,112,000 as of the date of this MD&A. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Property” and Item 7 “MATERIAL MINERAL PROJECT – Railroad-Pinion Project, Elko County, Nevada” of the 2015 AIF and the Financial Statements for further details regarding the various lease payments and other obligations required by the Company to maintain the Railroad-Pinion Project in good standing.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -27-

Related Party Transactions

During the six months ended June 30, 2016, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

i.
Incurred management fees of $306,900 (June 30, 2015 - $154,000) to Jonathan Awde, a director and Chief Executive Officer of the Company. As at June 30, 2016, an advance of $33,723 (December 31, 2015 - $Nil), on account of future expenses was included in prepaid expenses

ii.
Incurred administrative management fees of $124,113 (June 30, 2015 - $77,050) to a company controlled by Richard Silas, a director and Corporate Secretary of the Company. As at June 30, 2016, $6,867 (December 31, 2015 - $6,867) was included in accounts payable and accrued liabilities.

iii.	Incurred financial management fees of $138,613 (June 30, 2015 - $93,725) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company.

iv.
Incurred salaries of $141,160 (June 30, 2015 - $148,893), of which $119,986 (June 30, 2015 - $124,408) were recorded as capitalized exploration and evaluation assets expenditures, to Mac Jackson, the Vice-President, Exploration of the Company.

v.	Incurred directors fees of $18,000 (June 30, 2015 - $12,000) to a company controlled by Robert McLeod, a director of the Company.

vi.	Incurred directors fees of $18,000 (June 30, 2015 - $12,000) to David Morrell Cole, a former director of the Company.

vii.	Incurred directors fees of $18,000 (June 30, 2015 - $12,000) to a company controlled by Jamie Strauss, a director of the Company.

viii.
On February 12, 2016, OceanaGold exercised its Oceana Participation Right in connection with the 2016 Private Placement to increase its equity ownership interest in the Company to 19.9% by purchasing 13,831,931 common shares at a price of $1.00 per share for a total of $13,831,931.  See “Overall Performance – Corporate Activities”. OceanaGold’s participation in the 2016 Private Placement constituted a “related party transaction” for the purposes of Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of OceanaGold’s participation was less than 25% of the Company’s then market capitalization. As of August 15, 2016, OceanaGold beneficially owns a total of 39,342,592 common shares or approximately 18.94% of the issued and outstanding common shares of the Company.

Summary of key management personnel compensation:

	For the six months ended June 30,
	2016	2015
	$	$
Management fees	623,626	360,775
Exploration and evaluation assets expenditures	119,986	124,408
Wages and salaries	21,174	24,485
	764,786	509,668

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -28-

In accordance with IAS 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development and the fact that the Company’s Railroad-Pinion Project is still in its exploration stage. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and requires additional funds to further explore its properties. There  is  no  assurance  such  additional  funding  will  be  available  to  the  Company when needed on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. For the most part, the Company’s Railroad-Pinion Project has not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals.  Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -29-

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the "U.S. Exchange Act"). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the United States Securities and Exchange Commission (the "SEC"), although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the United States and it fails to meet any of the additional requirements necessary to avoid loss of foreign private issuer status. If the Company loses its status as a foreign private issuer the aforementioned regulations would apply and it would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, which are more detailed and extensive than the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”), and would require the Company's management to devote substantial time and resources to comply with the new regulatory requirements following a loss of the Company's foreign private issuer status. Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and would no longer be able to utilize the MJDS forms for registered offerings by Canadian companies in the United States, which could limit the Company's ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company may regain the foreign private issuer status upon re-meeting the eligibility requirements.

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2015 and expects to be a passive foreign investment company for the taxable year ending December 31, 2016. As a result, a United States holder of Common Shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s Common Shares or upon the receipt of “excess distributions”.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the 2015 AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -30-

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, classification of investment in associated company, valuation of share-based compensation, recognition of deferred tax amounts, and valuation of investment in associated company.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Classification of investment in associated company

Classification of investments requires judgment on whether the Company controls, has joint control or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -31-

The Company has classified its investment in Battle Mountain as an associated company based on management’s judgment that the Company has significant influence, based on rights to board representation.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expect timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Valuation of investment in associated company

To value the investment in associated company, management obtains financial information from the majority owner and adjust the carrying value of the investment. The investment is subject to all estimates included in the financial information from the majority owner as well as estimates of impairment losses.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the six months ended June 30, 2016.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, and accounts payable and accrued liabilities.  The fair value of these financial instruments, other than cash and equivalents, approximates their carrying values due to the short-term nature of these instruments.  Cash and cash equivalents are measured at fair value using level 1 inputs.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -32-

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at June 30, 2016, the Company had a net monetary asset position of approximately US$6,625,000. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $66,000.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

d)    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)     Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at August 15, 2016, the Company has 207,774,874 outstanding common shares, 8,838,000 outstanding stock options to purchase up to a total of 8,838,000 common shares, with a weighted average exercise price of $0.85 per share and expiring from February 2, 2017 to June 21, 2021, and no outstanding warrants.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -33-

Corporate Governance

The Company’s Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE-MKT to ensure transparency and accountability to shareholders. The current Board is comprised of 5 individuals, 3 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established five standing committees, being audit committee, the compensation committee, the corporate governance committee, the nomination committee and the technical committee. The Company’s audit, compensation and corporate governance committees are each comprised of 3 directors, all of whom are independent of management. The Company's nominating committee is comprised of 3 directors, 2 of whom are independent of management and one who is an executive officer of the Company. The Company's technical committee is comprised of 4 individuals including the Company’s Vice-President, Exploration and a representative of OceanaGold. See “Overall Performance - Corporate Activities” above for details regarding OceanaGold’s right to appoint one representative to the Company’s technical committee.

Internal Control over Financial Reporting Procedures

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators (“CSA”) requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each a “Certification”). The Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”) as defined in NI 52-109.

The Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -34-

The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at June 30, 2016 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the six months ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

•	the Company’s 2015 AIF dated March 30, 2016 for the year ended December 31, 2015;
•	the Company’s audited consolidated financial statements for the year ended December 31, 2015;
•	the Company’s annual MD&A for the year ended December 31, 2015; and
•	the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2016.

This MD&A has been approved by the Board effective August 15, 2016.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -35-